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                                 UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 15


CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                                            Commission File Number 333-57746
                                                                   -------------

                               ASCENT ENERGY INC.
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            (Exact name of registrant as specified in its charter)

          1700 REDBUD, SUITE 450, McKINNEY, TEXAS 75069, (972) 547-7150
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         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

 8% SERIES B CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.001 PER SHARE, AND SUCH
  INDETERMINATE NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE,
             AS MAY BE ISSUABLE UPON CONVERSION OF PREFERRED STOCK
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           (Title of each class of securities covered by this Form)

                                      NONE
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          (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    [ ]        Rule 12h-3(b)(1)(i)    [X]
     Rule 12g-4(a)(1)(ii)   [ ]        Rule 12h-3(b)(1)(ii)   [ ]
     Rule 12g-4(a)(2)(i)    [ ]        Rule 12h-3(b)(2)(i)    [ ]
     Rule 12g-4(a)(2)(ii)   [ ]        Rule 12h-3(b)(2)(ii)   [ ]
                                       Rule 15d-6             [X]


        Approximate number of holders of record as of the certificate or notice date: LESS THAN 300 HOLDERS OF RECORD
             -------------------------------

        Pursuant to the requirements of the Securities Exchange Act of 1934, ASCENT ENERGY INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Dated: May 09, 2002                   By: /s/ JEFFREY CLARKE
       -----------------                  -------------------------------
                                          Name:  Jeffrey Clarke
                                          Title: President